Exhibit 99.2

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS CURRENT REPORT ON FORM 6-K. THIS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.


OVERVIEW

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two digital consumer electronics markets: the USB flash drive market with our mDrive products and the mobile handset market with our mDOC products. We also sell flash data storage products targeted at the embedded systems market, including our mModule and mSSD products.

BELOW ARE SOME OF THE HIGHLIGHTS AND TRENDS AFFECTING OUR BUSINESS SINCE THE BEGINNING OF 2005:

REVENUE GROWTH - Because the markets that our products address grew rapidly, our revenues have grown significantly over the past few years. Our revenues in 2005 grew by 47.6% in comparison to 2004 and our revenues in the nine-month period ended September 30, 2006, grew by 64.5% in comparison to the same period in 2005. In particular, our sales to the USB flash drive market grew by 35.1%, from $279.6 million in the nine month period ended September 30, 2005, to $377.8 million in the nine month period ended September 30, 2006, and our sales to the mobile handset and portable devices market grew by 186.3% from $70.4 million in the nine month period ended September 30, 2005, to $201.6 million in the nine month period ended September 30, 2006. In addition, our sales to the embedded systems market grew by 54.3% from $41.4 million in the nine month period ended September 30, 2005 to $63.9 million in the nine month period ended September 30, 2006.

Our revenue growth since the beginning of 2006 was attributable in large part to significant growth in unit sales of both our mDrive and mDOC products, as both the USB flash drive and mobile handset markets experienced strong end-user demand. Although the average selling prices per megabyte for our products have declined in recent years, the average selling prices per unit of our mDrive and mDOC products decreased at a lower rate. This decrease was offset by an increase in average capacity per unit which resulted from greater demand for products with higher density storage. This greater demand has placed a strain on our operational, logistical and managerial resources.

To support the greater demand for products which result in revenue growth, we have expanded our work force from approximately 651 employees at September 30, 2005, to approximately 822 employees at December 31, 2005, and approximately 931 employees at September 30, 2006.

SEASONALITY. In 2005, we experienced stronger demand for our mDOC products in the second half of the fiscal year, and for our mDrive products in the fourth quarter of the fiscal year, in each case due to end-of-year holiday purchases.

MERGER AGREEMENT. On July 30, 2006, we entered into an Agreement and Plan of Merger with SanDisk Corporation ("SanDisk") and Project Desert Ltd., a wholly-owned subsidiary of SanDisk ("MergerSub"), pursuant to which, and subject to the terms and conditions set forth in the agreement, (i) MergerSub will merge with and into our company and our company will become a wholly-owned subsidiary of SanDisk and, (ii) at the effective time of the merger, each of our outstanding ordinary shares will be converted into the right to receive 0.76368 of a share of SanDisk common stock.

Each party has certain rights to terminate the merger agreement. If the merger agreement is terminated under certain circumstances (including if it is terminated by us in order to accept a superior acquisition proposal), we have agreed to pay SanDisk a termination fee of $74.0 million.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

------------------------------------------------------------------- ---------------------------------------
                                                                       NINE MONTHS ENDED SEPTEMBER 30,
                                                                    ---------------------------------------
                                                                           2006                2005
                                                                    ------------------- -------------------
Revenues                                                                       100.0%              100.0%
Costs and expenses:
   Cost of goods sold                                                           79.8%               73.6%
   Non recurring credit received from supplier                                   (3%)                   -
   Research and development, net                                                 5.9%                7.2%
   Selling and marketing                                                         6.3%                6.4%
   General and administrative                                                    3.7%                2.4%
------------------------------------------------------------------- ------------------- -------------------
Total costs and expenses                                                        92.7%               89.6%
------------------------------------------------------------------- ------------------- -------------------
Operating income                                                                 7.3%               10.4%
Financial income, net                                                            0.5%                1.8%
Other income, net                                                                0.2%                   -
------------------------------------------------------------------- ------------------- -------------------
Income before taxes on income                                                    8.0%               12.2%
------------------------------------------------------------------- ------------------- -------------------
Taxes on income                                                                  0.1%                   -
------------------------------------------------------------------- ------------------- -------------------
Income after taxes on income                                                     7.9%               12.2%
Equity losses of an affiliate                                                    0.6%                0.6%
Minority interest in earnings of subsidiaries                                    4.9%                5.4%
------------------------------------------------------------------- ------------------- -------------------
Net income                                                                       2.4%                6.2%
=================================================================== =================== ===================

The following table sets forth, for the periods indicated, our revenues by end markets (in thousands):

----------------------------------------------------------------- ---------------------------------------
                                                                     NINE MONTHS ENDED SEPTEMBER 30,
                                                                  ---------------------------------------
                                                                         2006                2005
                                                                  ------------------- -------------------
Revenues
   USB flash drive market                                                   377,844             279,619
   Mobile handset and portable devices market                               201,614              70,422
   Embedded systems market                                                   63,947              41,449
   Other                                                                      2,274               1,051
----------------------------------------------------------------- ------------------- -------------------
Total                                                                       645,679             392,541
----------------------------------------------------------------- ------------------- -------------------

NINE MONTHS ENDED SEPTEMBER 30, 2006, COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2005

REVENUES - Revenues for the nine months period ended September 30, 2006, increased by $253.1 million, or 64.5%, to $645.7 million from $392.5 million for the nine months period ended September 30, 2005. Revenues derived from the USB flash drive market increased by $98.2 million, or 35.1%, to $377.8 million, revenues derived from the mobile handset and portable devices market increased by $131.2 million, or 186.3%, to $201.6 million and revenues derived from the embedded systems market increased by $22.5 million, or 54.3%, to $63.9 million.

COST OF GOODS SOLD - Our cost of goods sold for the nine months ended September 30, 2006, increased by $226.9 million to $515.6 million, an increase of 71.8% from cost of goods sold of $288.7 million for the nine months ended September 30, 2005. Our costs of goods sold as a percentage of total revenues increased from 73.6% for the nine months ended September 30, 2005, to 79.8% for the nine months ended September 30, 2006, due to pricing pressures resulting from increasing competition.

NON RECURRING CREDIT RECEIVED FROM SUPPLIER - In the third quarter of 2006, the Company's joint venture with Toshiba Corporation (the "Venture") received a non recurring credit from Toshiba Corporation for flash components purchased during previous years in the amount of $ 20,000, of which $ 19,426 was recognized as a reduction of cost and expenses in the nine months period ended September 30, 2006.

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
RESEARCH AND DEVELOPMENT EXPENSES, NET - Our net research and development expenses for the nine months ended September 30, 2006, increased by $10.1 million to $38.2 million, an increase of 36.0% from net research and development expenses of $28.1 for the nine months ended September 30, 2005. The increase in our research and development expenses is attributable to an increase in our investment in the development of new products and technologies, and the enhancement of existing products.

As a percentage of revenues, our net research and development expenses decreased to 5.9% for the nine months ended September 30, 2006, from 7.2% for the nine months ended September 30, 2005.

SELLING AND MARKETING EXPENSES - Selling and marketing expenses for the nine months ended September 30, 2006, increased by $15.5 million, or 61.4%, to $40.8 million from $25.3 million for the nine months ended September 30, 2005. Our selling and marketing expenses are only partially affected by an increase in our product sales, due to the fact that the direct expenses related to actual sales are limited. The increase in our sales and marketing expenses was attributable mainly to (i) an increase of our marketing activities in the USB flash drive market and (ii) increases in sales and marketing personnel in order to support our substantial revenue growth. As a percentage of revenues, our selling and marketing expenses slightly decreased to 6.3% for the nine months ended September 30, 2006, from 6.4% for the nine months ended September 30, 2005.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses for the nine months ended September 30, 2006 increased by $14.6 million, or 155.7%, to $24.0 million from $9.4 million for the nine months ended September 30, 2005. Major portion of the increase is attributable mainly to expanding our operations in order to support our substantial growth, principally increases in personnel, legal and accounting expenses. These expenses include a one time amount of $6.2M attributable to the internal review of prior stock option grants, to the previously contemplated securities offering, and to expenses related to the merger agreement mentioned above. As a percentage of revenues, our general and administrative expenses increased to 3.7% for the nine months ended September 30, 2006, from 2.4% for the nine months ended September 30, 2005.

FINANCIAL INCOME, NET - Financial income, net for the nine months ended September 30, 2006, decreased by $3.4 million to $3.5 million from $6.9 million for the nine months ended September 30, 2005. The decrease was attributable to two factors: (i) the lower aggregate amount of our cash, cash equivalents, bank deposits and marketable securities held by us during the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005. (ii) the effect of currency rate fluctuations occurred in our wholly-owned Spanish subsidiary Microelectronica Espanola S.A.U. ("MEE").

OTHER INCOME - In 2006, we realized a gain from the sale of a portion of our shares of a Taiwanese company, in the amount of $1.2 million.

EQUITY IN LOSSES OF AN AFFILIATE - Equity in losses of an affiliate represents our share in the losses incurred by U3 LLC, a partnership established by us and SanDisk to develop a unified standard for the development of software applications for USB flash drives, which commenced operations at the beginning of 2005. The equity in losses of an affiliate for the period ended September 30, 2006, increased by $1.7 million to $4.0 million from $2.3 million for the nine months ended September 30, 2005. The increase was attributable to the increased marketing activity of the U3 standard.

MINORITY INTEREST - Minority interest in earnings of consolidated subsidiary was $32.0 million in the nine months ended September 30, 2006, compared to $21.3 million in the nine months ended September 30, 2005. Minority interest in the earnings of our consolidated subsidiary represents the proportional share of Toshiba in the earnings of the Company's joint venture with Toshiba, a variable interest entity consolidated in accordance with FIN 46R, including 50% of the non recurring credit.

INCOME TAXES - Income taxes for the nine months ended September 30, 2006, amounted to $641,000, which consisted mainly of: (i) $1.5 million of income tax related to our wholly-owned Spanish subsidiary, MEE, which is subject to a 35% tax rate, (ii) income tax of $633,000 due to taxes on financial income and sales of available for sales equity securities in Israel which is subject to 31% tax rate offset by deferred taxes to be reversed in future years, when the tax rate of the Israeli company increases. (iii) income taxes of $802,000 relating to our wholly-owned Taiwanese subsidiary, M-Systems Asia Ltd., which is subject to 25% tax rate. These income taxes were offset by a deferred tax asset in the amount of $2.5M, due to reversal of valuation allowance in our wholly-owned USA subsidiary, Msystems, Inc.

Due to our utilization of net operating loss carryforwards and to our not being liable for taxes with respect to the share of the Venture's earnings attributable to Toshiba, as well as various tax reduction programs established by the Israeli government to encourage investment in Israel, we did not incur any income tax expenses in Israel in 2005.

NET INCOME - For the nine months ended September 30, 2006, we recognized net income of $14.6 million, representing 2.4% of total revenues, compared to a net income of $24.5 million for the nine months ended September 30, 2005, representing 6.2% of total revenues. The decrease of net income as a percentage of the total revenues was attributable principally to lower margins realized on revenues, higher general and administrative expenses and higher taxes during the nine months ended September 30, 2006.


LIQUIDITY AND CAPITAL RESOURCES

Through September 30, 2006, we funded our operations primarily from cash from operations and previous issuances and sales of ordinary shares and convertible senior notes. Our cash flow from operating activity for the nine months ended September 30, 2006, amounted to $32.1 million. In March 2005 we completed an offering of convertible senior notes which provided net proceeds of $72.8 million. We believe that our cash, cash equivalents, bank deposits, marketable securities and cash generated from operations will be sufficient to fund our anticipated working capital needs for the next twelve months.

As of September 30, 2006, our cash, cash equivalents, bank deposits and marketable securities were $160.7 million ($119.4 million of this amount being comprised of marketable securities) compared to $186.3 million as of December 31, 2005. The decrease results mainly from the purchase of equipment placed at Hynix.

We had indebtedness of $71.5 million as of September 30, 2006, attributable exclusively to the convertible senior notes issued by us in March 2005.

Our trade receivables decreased to $129.8 million at September 30, 2006, from $131.9 million at December 31, 2005, which reflects decrease in our sales from $222.4 million in the quarter ended December 31, 2005 to $ 217.1 million in the quarter ended September 30, 2006.

Our inventories increased from $76.3 million at December 31, 2005, to $117.9 million at September 30, 2006. This increase is resulted primarily from a significant increase in our mDOC products inventory in order to accommodate expected purchases from the Mobile handset markets and portable device market and due to the end of life of some of our products in the mobile handset market.

OPERATING ACTIVITIES

Net cash provided by operating activities for the nine months ended September 30, 2006, was $32.1 million as compared to $90.6 million of net cash provided by operating activities for the nine months ended September 30, 2005. The decrease in cash provided by operating activities was primarily attributable to the decrease in our accounts payable and increase in inventories.

INVESTING ACTIVITIES

Net cash used in investing activities for the nine months ended September 30, 2006, was $63.6 million as compared to $103.8 million of net cash used in investing activities for the nine months ended September 30, 2005. The decrease was primarily attributable to lower investments in marketable securities, which was partially offset by the investment in equipment under the purchase agreement with Hynix and purchase of property and equipment.

For the nine months ended September 30, 2006, the aggregate amount of capital expenditures was $17.3 million. These expenditures were principally for the construction of our second facility in Kfar-Saba and for the purchases of computer hardware and software. In addition, during the nine months ended

September 30, 2006, we purchased $ 35.4 million of equipment which we placed in Hynix's facilities under the terms of our agreement with Hynix.

FINANCING ACTIVITIES

Net cash used in financing activities during the nine months ended September 30, 2006, was $711,000 as compared to net cash provided by financing activities of $52.7 million during the nine months ended September 30, 2005. The significantly higher amount of net cash provided by financing activities during the nine months ended September 30, 2005, was primarily attributable to our issuance in 2005 of convertible senior notes, which provided net proceeds of $72.8.

We expect to use cash in the near future to fund working capital and increased selling and marketing and research and development expenses. We currently have no commitments or plans for the acquisition of any business, product line or technology, or for any material expenditures or investments. Under our merger agreement with SanDisk, we are required to obtain SanDisk's prior written consent for, among other things, the acquisition of any business, joint venture, strategic partnership or similar alliance as well as for certain capital expenditures.


























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